Exhibit 12.1

Penn Virginia Resource Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2010
Earnings
Pre-tax income *	$52,430	$74,910	$55,552	$103,603	$62,452	$51,114
Fixed charges	14,351	19,783	19,766	26,850	27,368	27,698

Total earnings	$66,781	$94,693	$75,318	$130,453	$89,820	$78,812

Fixed Charges
Interest expense	$14,053	$19,151	$18,896	$25,346	$24,878	$25,438
Rental interest factor	298	632	870	1,504	2,490	2,260

Total fixed charges	$14,351	$19,783	$19,766	$26,850	$27,368	$27,698

Ratio of earnings to fixed charges	4.7x	4.8x	3.8x	4.9x	3.3x	2.8x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.

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